February 12, 2025

Elvis Cheung
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East
San Po Kong, Kowloon, Hong Kong

       Re: 707 Cayman Holdings Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed January 23, 2025
           File No. 333-281949
Dear Elvis Cheung:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 15, 2025 letter.

Amendment No. 2 to Form F-1 filed January 23, 2025
Summary Financial Data
Balance Sheet Data, page 10

1. Please review the headers in the table here to ensure the proper fiscal years are identified. Specifically, it appears some of the columns labeled "2023" should be labeled "2024."
 February 12, 2025
Page 2

       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   David L. Ficksman